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                                                  OMB Number 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

     Koninklijke Ahold N.V.(1)
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

     Albert Heijnweg 1
--------------------------------------------------------------------------------
   (Street)

     1507 EH Zaandam, The Netherlands
--------------------------------------------------------------------------------
   (City) (State)  (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

     Peapod, Inc. (PPOD)
================================================================================
3. IRS Identification Number of Reporting Person (if an entity) (voluntary)


================================================================================
4. Statement for Month/Year

     August 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================

------------------------------
(1) Bean Acquisition Corp. ("Bean"), an indirect wholly owned subsidiary of Koniklijke Ahold N.V., ("Royal Ahold") and a direct wholly owned subsidiary of Ahold U.S.A. Holdings, Inc. ("Holdings"), an indirect wholly owned subsidiary of Royal Ahold, was merged (the "Merger") with and into Peapod, Inc. ("Peapod") pursuant to the Certificate of Ownership and Merger dated August 30, 2001 and filed with the Secretary of State of Delaware on August 30, 2001. The surviving corporation is Peapod.

================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
------------------------------------------------------------------------------------------------------------------------------------
(1)  Common Stock                     08/30/01                P                        12,476,707         A       $2.15
------------------------------------------------------------------------------------------------------------------------------------
(2)  Common Stock                     08/30/01                O                           100,000         A       $3.00
------------------------------------------------------------------------------------------------------------------------------------
(3)  Common Stock                     08/30/01                O                         3,566,667         A       $3.00
------------------------------------------------------------------------------------------------------------------------------------
(4)  Common Stock                     08/30/01                O                        10,735,450         A       $3.75
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------
(1)  Common Stock                    18,054,262(2)           I(2)                   (2)
------------------------------------------------------------------------------------------------------------------
(2)  Common Stock                    18,054,262(2)           I(2)                   (2)
------------------------------------------------------------------------------------------------------------------
(3)  Common Stock                    18,054,262(2)           I(2)                   (2)
------------------------------------------------------------------------------------------------------------------
(4)  Common Stock                    18,054,262(2)           I(2)                   (2)
==================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

--------------------------

(2) The number indicated represents 18,054,262 Shares held by Holdings. Immediately prior to the Merger, Royal Ahold beneficially held an aggregate amount of 29,210,741 shares ("Shares") of common stock of Peapod. This number represented (a) 2,331,917 Shares Royal Ahold acquired on October 6, 2000 and indirectly transferred to Bean on August 30, 2001, (b) 12,476,707 Shares Bean acquired on August 24, 2001 pursuant to a tender offer, (c) 100,000 Shares Bean acquired on August 30, 2001 upon exercise of the warrant granted by Peapod to Royal Ahold pursuant to the Warrant Agreement dated as of April 10, 2000 and transferred to Bean on August 30, 2001, (d) 3,566,667 Shares Bean acquired on August 30, 2001 upon exercise of the warrant granted by Peapod to Royal Ahold pursuant to the Warrant Agreement dated as of April 14, 2000 and transferred to Bean on August 30, 2001, (e) 10,735,450 Shares Bean acquired on August 30, 2001 upon exercise of the warrant granted by Peapod to Royal Ahold pursuant to the Warrant Agreement dated as of June 30, 2000 and transferred to Bean on August 30, 2001. As a result of the Merger, the Shares were canceled and each share of Common
     Stock of Bean outstanding immediately prior to the Merger was converted into one share of Common Stock of Peapod. Immediately prior to the Merger, there were 18,054,262 shares of Common Stock of Bean outstanding, all of which were owned by Holdings.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                     6.
                                                                                                     Date
                                                                      5.                             Exercisable and
                         2.                            4.             Number of Derivative           Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)        (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)            Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------        Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      A)              (D)            cisable       Date
------------------------------------------------------------------------------------------------------------------------------------
(1)  Series C            $3.75           08/30/01       S                             726,371        Immed         N/A
     Convertible
     Preferred
     Stock
------------------------------------------------------------------------------------------------------------------------------------
(2)  Series D            $3.75           08/30/01       P             726,371                        Immed        N/A
     Convertible
     Preferred
     Stock
------------------------------------------------------------------------------------------------------------------------------------
(3)  Warrants            $3.00           08/30/01       O                             100,000         Immed        04/9/2010
------------------------------------------------------------------------------------------------------------------------------------
(4)  Warrants            $3.00           08/30/01       O                           3,566,667         Immed        04/13/2010
------------------------------------------------------------------------------------------------------------------------------------
(5)  Warrants            $3.75           08/30/01       O                          10,735,450         Immed        6/29/2010
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                          7.
                          Title and Amount
                          of Underlying                                                            10.
                          Securities                                              9.               Ownership
                          (Instr. 3 and 4)                                        Number of        Form of
                          ----------------                                        Derivative       Derivative      11.
1.                                          Amount              8.                Securities       Securities      Nature of
Title of                                    or                  Price of          Beneficially     Beneficially    Indirect
Derivative                                  Number              Derivative        Owned            Owned at        Beneficial
Security                                    of                  Security          at End of Month  End of Month    Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (Instr. 4)      (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

(1)  Series C             Common            19,369,873          726,371                  0         D
     Convertible          Stock                                 Shares of
     Preferred                                                  Series D
     Stock                                                      Convertible
                                                                Preferred
                                                                Stock.See
                                                                explanation
                                                                of response.


------------------------------------------------------------------------------------------------------------------------------------
(2)  Series D            Common             19,369,873          726,371            726,371         D
     Convertible         Stock                                  Shares of
     Preferred                                                  Series C
     Stock                                                      Convertible
                                                                Preferred
                                                                Stock. See
                                                                explanation
                                                                of response.
------------------------------------------------------------------------------------------------------------------------------------
(3)  Warrants            Common                100,000          See                      0         I
                         Stock                                  explanation
                                                                of response.
------------------------------------------------------------------------------------------------------------------------------------
(4)  Warrants            Common              3,566,667          See                      0         I
                         Stock                                  explanation
                                                                of response.

------------------------------------------------------------------------------------------------------------------------------------
(5)  Warrants            Common             10,735,450          See                      0         I
                         Stock                                  explanation
                                                                of response.
====================================================================================================================================


Explanation of Responses:

The 726,371 shares of Series B Convertible Preferred Stock (which were exchanged for 726,371 shares of Series C Convertible Preferred Stock in October 2000) together with the Warrants to purchase 32,894,270 shares of Common Stock at an Exercise price of $3.75 were valued at $72,637,024 under the Purchase Agreement dated as of April 14, 2000 between Royal Ahold and Bean. The same value was attributable to the 726,371 shares of Series C Convertible Preferred Stock. The same value is attributable to the 726,371 shares of Series D Convertible Preferred Stock. Pursuant to the terms and conditions set forth in the Purchase Agreement dated as of April 14, 2000 between Royal Ahold and Peapod, Royal Ahold acquired (i) 726,371 shares of Series B Convertible Preferred Stock of Peapod and (ii) warrants to purchase 32,894,270 shares of Common Stock of Peapod at an exercise price of $3.75. The consideration for such warrants is part and parcel of the $72,637,024 purchase price of the Shares of Series B Preferred Stock. In connection with, and as an inducement to Royal Ahold's willingness to enter into a Promissory Note dated April 5, 2001 and a Credit Agreement dated April 14, 2000, Peapod granted to Royal Ahold (i) a warrant to purchase 100,000 shares of Common Stock pursuant to the Warrant Agreement dated as of April 10, 2000, and
(ii) a warrant to purchase 3,566,667 shares of Common Stock pursuant to the Warrant Agreement dated as of April 14, 2000.

             /s/ Michiel Meurs                            September 10, 2001
-------------------------------------------            -----------------------
      **Signature of Reporting Person                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

SEC 1472  Note:  File three copies of this Form, one of which  must  be manually
(3-99)    signed.  If space is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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                                                      -5-